SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G
                       (Rule 13d-102)
          INFORMATION TO BE INCLUDED IN STATEMENTS
             PURSUANT TO RULES 13d-1(b), (c) AND (d)
           AND AMENDMENTS THERETO PURSUANT TO RULE 13d-2(b)


                    AGU Entertainment.Corp.
                       (Name of Issuer)


                  Common Stock, no par value
                (Title of Class of Securities)


                         0126W 10 8
                       (CUSIP Number)


         __________________________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 0126W 10 8         13G       Page 2


1)   Name of Reporting Person:  Mitchell Entertainment Company LLC

              IRS Identification No. 51-0530823

2)   Check the Appropriate Box if a Member of a Group*

(a)  [   ]

(b)  [   ]

3)   SEC Use Only .........................................

4)   Citizenship or Place of Organization:  Delaware


                    5)  Sole Voting Power: 4,000,000
Number of               shares of Common Stock
Shares
Beneficially        6)  Shared Voting Power: NONE
Owned by
Each Reporting      7)  Sole Dispositive Power: 4,000,000
Person with             shares of Common Stock

                    8)  Shared Dispositive Power: NONE

        9)  Aggregate Amount Beneficially Owned by Each Reporting
        Person:

                  4,000,000 shares of Common Stock

        10)  Check Box if the Aggregate Amount in Row 9 Excludes
             Certain
             Shares*...............................................

        11)  Percent of Class Represented by Amount in Row 9: 15.34%

        12)  Type of Reporting Person*:
                  OO

CUSIP No. 0126W 10 8         13G       Page 3


1)   Name of Reporting Person:  Mitchell Equity Investments

              IRS Identification No. 95-3951424

2)   Check the Appropriate Box if a Member of a Group*

(a)  [   ]

(b)  [   ]

3)   SEC Use Only .........................................

4)   Citizenship or Place of Organization:  Delaware


                    5)  Sole Voting Power: 4,000,000
Number of               shares of Common Stock
Shares
Beneficially        6)  Shared Voting Power: NONE
Owned by
Each Reporting      7)  Sole Dispositive Power: 4,000,000
Person with             shares of Common Stock

                    8)  Shared Dispositive Power: NONE

        9)  Aggregate Amount Beneficially Owned by Each Reporting
        Person:

                  4,000,000 shares of Common Stock

        10)  Check Box if the Aggregate Amount in Row 9 Excludes
             Certain
             Shares*...............................................

        11)  Percent of Class Represented by Amount in Row 9: 15.34%

        12)  Type of Reporting Person*:
                  PN

CUSIP No. 0126W 10 8         13G       Page 4


1)   Name of Reporting Person:  Jonathan E. Mitchell

2)   Check the Appropriate Box if a Member of a Group*

(a)  [   ]

(b)  [   ]

3)   SEC Use Only .........................................

4)   Citizenship or Place of Organization:  U.S.


                    5)  Sole Voting Power: 4,000,000
Number of               shares of Common Stock
Shares
Beneficially        6)  Shared Voting Power: NONE
Owned by
Each Reporting      7)  Sole Dispositive Power: 4,000,000
Person with             shares of Common Stock

                    8)  Shared Dispositive Power: NONE

        9)  Aggregate Amount Beneficially Owned by Each Reporting
        Person:

                  4,000,000 shares of Common Stock

        10)  Check Box if the Aggregate Amount in Row 9 Excludes
             Certain
             Shares*...............................................

        11)  Percent of Class Represented by Amount in Row 9: 15.34%

        12)  Type of Reporting Person*:
                  IN

Item 1(a).     Name of Issuer:
               AGU Entertainment Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               3200 West Oakland Park Blvd.
               Lauderdale Lakes FL  33311

Item 2(a).     Name of Person Filing:
               See Item 1 of each cover page

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               11601 Wilshire Blvd.
               Suite 2400
               Los Angeles CA  90025

Item 2(c).     Citizenship: See Item 4 of each cover page.

Item 2(d).     Title of Class of Securities:

               Common Stock, no par value

Item 2(e).     CUSIP Number:  XXXXXXXXXXX

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.  Ownership.

(a)     Amount Beneficially
        Owned                           4,000,000(*)

(b)     Percent of Class                15.34%(*)

(c)     Number of shares as
        to which such person
        has:

        (i)  sole power to
        vote or to direct
        the vote                         4,000,000 (*)

        (ii)  shared power
        to vote or to direct
        the vote                        NONE

        (iii)  sole power to
        dispose or to direct
        the disposition of              4,000,000 (*)

        (iv)  shared power to
        dispose or to direct
        the disposition of              NONE


(*) Includes 2,000,000 shares issuable upon conversion of a convertible note and 2,000,000 shares issuable upon exercise of a warrant.

        Item 5.   Ownership of Five Percent or Less of a Class:
                  Inapplicable.

        Item 6. Ownership of More than Five Percent on Behalf of Another Person: Inapplicable.

        Item 7.   Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on By the Parent Holding Company:
                  Inapplicable.

        Item 8. Identification and Classification of Members of the Group: Inapplicable.

        Item 9.   Notice of Dissolution of Group:  Inapplicable.

        Item 10. Certifications: By signing below, I certify that, to the best of my knowledge, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.


                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 7, 2005

                              MITCHELL ENTERTAINMENT COMPANY LLC
                              By:  MITCHELL EQUITY INVESTMENTS


                              By:/s/JOHN E MITCHELL
                                   John E. Mitchell
                                   General Partner

                              MITCHELL EQUITY INVESTMENTS


                              By:/s/JOHN E MITCHELL
                                   John E. Mitchell
                                   General Partner

/s/JOHN E. MITCHELL
   John E. Mitchell